United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Vale informs on estimates update Rio de Janeiro, July 30, 2026 – Vale S.A. (“Vale” or the “Company”) informs that it has updated the estimates described below, which should be considered as follows: Costs components (US$/t), in nominal terms 2026 new 2026 previous C1 cash cost of iron ore (1) (2) 22.5 - 23.5 20.0 – 21.5 All-in iron ore cost (3) 58 - 62 52 – 56 All-in copper cost (1) (4) 0 – 500 1,000 – 1,500 All-in nickel cost (1) (5) 10,000 - 11,500 12,000 – 13,500 (1) Assumes an average USD/BRL exchange rate of 5.13 and an average Brent price of US$86/bbl for the year. (2) Includes the main direct production costs, such as mining, processing, railroad, and port costs. Does not include third-party purchases. (3) Includes the main direct production costs, such as mining, processing, railroad, and port costs, as well as freight, expenses, iron ore all-in premium, and others. (4) Assumes an average gold price of US$4,390 per troy ounce for 2026. (5) Assumes the following average prices for the year: US$13,236/t for copper, US$56,334/t for cobalt, US$1,824 per troy oz of platinum, and US$1,394 per troy oz of palladium. Estimated production volumes (kt) 2026 new 2026 previous Copper 360-380 350-380 Nickel 185-200 175-200 All other estimates disclosed by the Company in Item 3 of its Reference Form remain unchanged. The aforementioned item of the Reference Form will be refiled in due course to reflect the updates described above, in accordance with the deadline set forth in CVM Resolution No. 80/2022. Vale clarifies that the information disclosed in this Press Release constitutes estimates and forward-looking statements prepared based on assumptions and hypothetical data and does not represent promise, guarantee, or commitment of performance by the Company or its management. Actual results may differ materially due to market conditions, macroeconomic factors, operational performance, and other risks described in the Company’s periodic filings with the CVM and the SEC. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 6, 2026		Director of Investor Relations